Exhibit 99.1

FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for the First Quarter Ended September 30, 2019

First Quarter of Fiscal Year 2020 Financial Highlights

•	Non-GAAP net income attributable to Hollysys was $29.8 million, an increase of 6.1% compared to the comparable prior year period.
•	Total revenues were $123.2 million, a decrease of 11.2% compared to the comparable prior year period.
•	Non-GAAP gross margin was at 37.7%, compared to 37.2% for the comparable prior year period.
•	Non-GAAP diluted EPS was $0.49, an increase of 6.5% compared to the comparable prior year period.
•	Net cash provided by operating activities was $39.0 million for the current quarter.
•	DSO of 204 days, compared to 170 days for the comparable prior year period.
•	Inventory turnover days of 56 days, compared to 51 days for the comparable prior year period.

Beijing, China – November 13, 2019 – Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the first quarter of fiscal year 2020 ended September 30, 2019 (see attached tables). The management of Hollysys, stated:

Hollysys Automation Technologies Ltd November 14, 2019	Page 2

IA business finished the quarter with revenue and contract at $64.6 million and $84.0 million, achieving 12.0% and 4.6% YOY growth respectively. Under the guidance of our “3+1+N” strategy, we continued our effort in market penetration in different industries. In our power business, we signed a contract to provide control solution to urban heat supply network, which is the first project of this kind for Hollysys. In chemical business, we have officially completed the milestone Zhong’an coal-chemical project and will continue to provide maintenance and other services afterwards. The project is one of the largest MAV-DCS projects for Hollysys and we provided total solution covering the integration of up to ten systems including control system, asset management system, alarm system, gas detection system, etc. In the petrochemical industry, with our DCS and SIS being certified by CCS (China Classification Society) earlier this year, we are better qualified in providing control solution in offshore oil related business. Our strategic relationship with CNOOC (China National Offshore Oil Corporation) proceeded further as we signed several contracts with them in providing control solution to their offshore oil platform this quarter. Besides market penetration through newly-built projects, we have kept leveraging on our nation-wide network to respond to the aftersales demand of different industries, especially as the control products are approaching the end of life cycle. We maintained close relationship with our existing customers through various types of aftersales service, while also exploited the opportunities in obtaining new clients through replacement and upgrade project, especially in the chemical and petrochemical industries. We are also building up our capability in providing more comprehensive solution covering full life cycle of the project. With the recent completion of the acquisition of a small pharmaceutical and chemical design institute, we are able to get involved in potential projects at earlier stage in the future for better opportunities. In our smart factory solution, following our previous breakthrough contract in the power industry, we have signed several contracts this quarter with both existing and new customers from the chemical industry. Such will be long term cooperation so as to turn their production smart comprehensively step by step. We have also broadened our industrial software solution matrix, as we launched a new solution that help to optimize emission control and signed the first contract with a client from the power industry.

Rail business finished the quarter with revenue and contract at $44.6 million and $21.0 million, recording 11.5% and 70.6% YOY decrease respectively. In the high-speed rail business, the bidding pace of CRC has not met the expectation of the market. We continued to provide aftersales service on our high-speed rail signaling products covering software upgrade, spare parts sales, maintenance and replacement. Meanwhile, we are also actively preparing ourselves for new products and services in the aftersales high-speed rail market. In the inter-city high-speed rail business, we signed contracts to provide ATP with automatic train operation function to the Pearl River Delta region. In subway business, the subway line for the new Beijing Daxing Airport commenced business operation in September, with Hollysys being the provider of SCADA solution that supports driverless operation. Going forward, our rail business will continue to adhere to the diversity strategy for stable and healthy growth and to improve our local service network for more value-adding and differentiated services. With urbanization as an ongoing process, we will keep leveraging our strong R&D capacity and prepare for the application of various types of railway transportation systems in the future.

M&E business finished the quarter with revenue and contract at $14.0 million and $33.6 million, recording 54.2% YOY decrease and 128.0% YOY increase respectively. Given the macro economy in Southeast Asia and the Middle East, risk control remains to be the key focus of our M&E business. In IA overseas business, progress is constantly made in terms of establishment of new cooperation with new key EPC players as well as ongoing cooperation with existing partners. Going forward, we will continue our effort in developing partnership with key EPC players, and strengthening localization in manufacture, marketing and services in overseas business.

Hollysys Automation Technologies Ltd November 14, 2019	Page 3

Fiscal Quarter Ended September 30, 2019 Unaudited Financial Results Summary

To facilitate a clear understanding of Hollysys’ operational results, a summary of unaudited non-GAAP financial results is shown as below:

(In USD thousands, except for number of shares and per share data)

	Three months ended
	Sep 30, 2019	Sep 30, 2018	% Change

Revenues	$123,230	138,719	(11.2)%
Integrated contract revenue	$104,466	116,650	(10.4)%
Products sales	$6,123	8,040	(23.8)%
Service rendered	$12,641	14,029	(9.9)%
Cost of revenues	$76,771	87,178	(11.9)%
Gross profit	$46,459	51,541	(9.9)%
Total operating expenses	$23,291	21,501	8.3%
Selling	$7,277	7,709	(5.6)%
General and administrative	$10,592	8,570	23.6%
Research and development	$8,942	8,769	2.0%
VAT refunds and government subsidies	$(3,520)	(3,547)	(0.8)%
Income from operations	$23,168	30,040	(22.9)%
Other income, net	$2,025	558	262.9%
Foreign exchange gain (loss)	$604	(123)	(591.1)%
Gains on disposal of investments in equity investees	$5,763	-	-
Share of net income of equity investees	$1,541	98	1472.4%
Interest income	$3,029	3,099	(2.2)%
Interest expenses	$(113)	(106)	6.6%
Income tax expenses	$6,209	5,455	13.8%

Net income attributable to non-controlling interests	$26	46	(43.5)%

Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$29,782	28,065	6.1%
Non-GAAP basic EPS	$0.49	0.46	6.5%
Non-GAAP diluted EPS	$0.49	0.46	6.5%

Share-based compensation expenses	$26	84	(69.0)%
Amortization of acquired intangible assets	$75	80	(6.3)%
GAAP Net income attributable to Hollysys Automation Technologies Ltd.	$29,681	27,901	6.4%
GAAP basic EPS	$0.49	0.46	6.5%
GAAP diluted EPS	$0.49	0.46	6.5%

Basic weighted average common shares outstanding	$60,470,611	60,448,111	0.0%
Diluted weighted average common shares outstanding	$60,483,884	61,263,566	(1.3)%

Hollysys Automation Technologies Ltd November 14, 2019	Page 4

Operational Results Analysis for the First Quarter Ended September 30, 2019

Comparing to the first quarter of the prior fiscal year, the total revenues for the three months ended September 30, 2019 decreased from $138.7 million to $123.2 million, representing a decrease of 11.2%. Broken down by the revenue types, integrated contracts revenue decreased by 10.4% to $104.5 million, products sales revenue decreased by 23.8% to $6.1 million, and services revenue decreased by 9.9% to $12.6 million.

The Company’s total revenues can also be presented in segments as shown in the following chart:

(In USD thousands)
	Three months ended Sep 30,
	2019		2018
	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	64,637	52.4%	57,720	41.6%
Rail Transportation Automation	44,576	36.2%	50,368	36.3%
Mechanical and Electrical Solution	14,017	11.4%	30,631	22.1%
Total	123,230	100.0%	138,719	100.0%

Hollysys Automation Technologies Ltd November 14, 2019	Page 5

Overall gross margin excluding non-cash amortization of acquired intangibles (non-GAAP gross margin) was 37.7% for the three months ended September 30, 2019, as compared to 37.2% for the same period of the prior year. The non-GAAP gross margin for integrated contracts, product sales, and services rendered were 32.6%, 79.9% and 59.5% for the three months ended September 30, 2019, as compared to 30.8%, 75.0% and 67.9% for the same period of the prior year, respectively. The gross margin fluctuation was mainly due to the different revenue mix with different margins. The GAAP overall gross margin which includes non-cash amortization of acquired intangibles was 37.6% for the three months ended September 30, 2019, as compared to 37.1% for the same period of the prior year. The GAAP gross margin for integrated contracts, product sales, and service rendered was 32.5%, 79.9% and 59.5% for the three months ended September 30, 2019, as compared to 30.8%, 75.0% and 67.9% for the same period of the prior year, respectively.

Selling expenses were $7.3 million for the three months ended September 30, 2019, representing a decrease of $0.4 million or 5.6% compared to $7.7 million for the same quarter of the prior year. Presented as a percentage of total revenues, selling expenses were 5.9% and 5.6% for the three months ended September 30, 2019, and 2018, respectively.

General and administrative expenses, excluding non-cash share-based compensation expenses (non-GAAP G&A expenses), were $10.6 million for the quarter ended September 30, 2019, representing an increase of $2.0 million or 23.6% compared to $8.6 million for the same quarter of the prior year. Presented as a percentage of total revenues, non-GAAP G&A expenses were 8.6% and 6.2% for quarters ended September 30, 2019 and 2018, respectively. The GAAP G&A expenses which include the non-cash share-based compensation expenses were $10.6 million and $8.7 million for the three months ended September 30, 2019 and 2018, respectively.

Research and development expenses were $8.9 million for the three months ended September 30, 2019, representing an increase of $0.1 million or 2.0% compared to $8.8 million for the same quarter of the prior year. Presented as a percentage of total revenues, R&D expenses were 7.3% and 6.3% for the quarter ended September 30, 2019 and 2018, respectively.

The VAT refunds and government subsidies were $3.5 million and $3.5 million for the quarter ended September 30, 2019 and 2018, respectively.

The income tax expenses and the effective tax rate were $6.2 million and 17.3% for the three months ended September 30, 2019, as compared to $5.5 million and 16.3% for comparable prior year period. The effective tax rate fluctuation was mainly due to the different pre-tax income mix with different tax rates, as the Company’s subsidiaries are subject to different tax rates in various jurisdictions.

Hollysys Automation Technologies Ltd November 14, 2019	Page 6

The non-GAAP net income attributable to Hollysys, which excludes the non-cash share-based compensation expenses calculated based on the grant-date fair value of shares or options granted, amortization of acquired intangible assets, and fair value adjustments of a bifurcated derivative, was $29.8 million or $0.49 per diluted share based on 60.5 million diluted weighted average ordinary shares outstanding for the three months ended September 30, 2019. This represents a 6.1% increase over $28.1 million or $0.46 per share based on 61.3 million diluted weighted average ordinary shares outstanding reported in the comparable prior year period. On a GAAP basis, net income attributable to Hollysys was $29.7 million or $0.49 per diluted share representing an increase of 6.4% over $27.9 million or $0.46 per diluted share reported in the comparable prior year period.

Contracts and Backlog Highlights

Hollysys achieved $138.6 million of new contracts for the three months ended September 30, 2019. The backlog as of September 30, 2019 was $578.9 million. The detailed breakdown of new contracts and backlog by segments is shown below:

(In USD thousands)	New contracts achieved
	for the three months ended Sep 30, 2019		Backlog as of Sep 30, 2019
	$	% to Total Contract	$	% to Total Backlog
Industrial Automation	83,960	60.5%	195,341	33.7%
Rail Transportation	21,008	15.2%	288,972	49.9%
Mechanical and Electrical Solutions	33,640	24.3%	94,578	16.3%
Total	138,608	100.0%	578,891	100.0%

Cash Flow Highlights

For the fiscal year ended September 30, 2019, the total net cash inflow was $15.3 million. The net cash provided by operating activities was $39.0 million. The net cash provided by investing activities was $8.1 million and mainly consisted of $31.9 million of matured time deposits, and $4.5 million of proceeds received for the disposal of an equity investment, which were partially offset by $27.8 million of time deposits placed with banks. The net cash used in financing activities was $20.3 million and mainly consisted of $20.0 million repayments of bonds payable.

Balance Sheet Highlights

The total amount of cash and cash equivalents were $340.0 million, $332.5 million, and $276.9 million as of September 30, 2019, June 30, 2019 and September 30, 2018, respectively.

For the three months ended September 30, 2019, DSO was 204 days, as compared to 170 days for the comparable prior year period and 160 days for the last quarter; and inventory turnover was 56 days, as compared to 51 days for the comparable prior year period and 42 days for the last quarter.

Hollysys Automation Technologies Ltd November 14, 2019	Page 7

Conference Call

The Company will host a conference call at 8:00 pm November 13, 2019 U.S. Eastern Time / 9:00 am November 14, 2019 Beijing Time, to discuss the financial results for the first quarter of fiscal year 2020 ended September 30, 2019 and business outlook.

To participate, please call the following numbers ten minutes before the scheduled start of the call. The conference call identification number is 6174508.

Standard International Dial-In Number:	+65 67135090

Participant Local Dial-In Numbers:
Australia, Sydney	+61 290833212
China, Domestic	4006208038
China, Domestic Landline only	8008190121
China, Hong Kong	+852 30186771
China, Taiwan	+886 255723895
Japan, Tokyo	+81 345036012
Korea (South), Seoul	+82 27395177
United Kingdom, London	+44 2036214779
United States, New York	+1 8456750437
Participant ITFS Dial-In Numbers:
Australia	1800411623
Australia	1300717205
Belgium	080071900
Canada	18663861016
France	0800912761
Germany	08001820671
China, Hong Kong	800906601
China, Taiwan	0809091568
India	18002666846
Indonesia, PT Indosat access	0018030179156
Indonesia, PT Telkom access	0078030179156
Italy	800874737
Japan	0120925376
Korea (South), Domestic	0808500474
Malaysia	1800820152
Netherlands	08000221931
New Zealand	0800880084
Norway	80010719
Philippines	180016120306
Switzerland	0800561006
Thailand	001800656772
United Kingdom	08082346646
United States	18665194004

Hollysys Automation Technologies Ltd November 14, 2019	Page 8

In addition, a recording of the conference call will be accessible within 48 hours via Hollysys' website at: http://hollysys.investorroom.com

About Hollysys Automation Technologies Ltd. (NASDAQ: HOLI)

Hollysys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, Hollysys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. Hollysys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation. In industrial automation, Hollysys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation, Hollysys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, Hollysys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. As of March 2019, Hollysys had cumulatively carried out more than 25,000 projects for approximately 15,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which Hollysys has established leading market positions.

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Hollysys Automation Technologies Ltd November 14, 2019	Page 9

For further information, please contact:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-58981386

investors@hollysys.com

Hollysys Automation Technologies Ltd November 14, 2019	Page 10

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In USD thousands except for number of shares and per share data)

	Three months ended Sep 30,
	2019	2018
	(Unaudited)	(Unaudited)
Net revenues
Integrated contract revenue	$104,466	$116,650
Products sales	6,123	8,040
Revenue from services	12,641	14,029
Total net revenues	123,230	138,719

Cost of integrated contracts	70,500	80,748
Cost of products sold	1,231	2,008
Costs of services rendered	5,115	4,502
Gross profit	46,384	51,461

Operating expenses
Selling	7,277	7,709
General and administrative	10,618	8,654
Research and development	8,942	8,769
VAT refunds and government subsidies	(3,520)	(3,547)
Total operating expenses	23,317	21,585

Income from operations	23,067	29,876

Other income, net	2,025	558
Foreign exchange gain (loss)	604	(123)
Gains on disposal of investments in equity investees	5,763	-
Share of net income of equity investees	1,541	98
Interest income	3,029	3,099
Interest expenses	(113)	(106)
Income before income taxes	35,916	33,402

Income taxes expenses	6,209	5,455
Net income	29,707	27,947

Net income attributable to non-controlling interests	26	46
Net income attributable to Hollysys Automation Technologies Ltd.	$29,681	$27,901

Other comprehensive loss, net of tax of nil
Translation adjustments	(34,174)	(29,137)
Comprehensive loss	(4,467)	(1,190)

Less: comprehensive (loss) income attributable to non-controlling interests	(25)	46
Comprehensive loss attributable to Hollysys Automation Technologies Ltd.	$(4,442)	$(1,236)

Net income per ordinary share:
Basic	0.49	0.46
Diluted	0.49	0.46
Shares used in income per ordinary share computation:
Weighted average number of ordinary shares	60,470,611	60,448,111
Weighted average number of diluted ordinary shares	60,483,884	61,263,566

Hollysys Automation Technologies Ltd November 14, 2019	Page 11

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In USD thousands except for number of shares and per share data)

	Sep 30,	Jun 30,
	2019	2019
	(Unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	$339,932	$332,509
Time deposits with maturities over three months	136,200	145,139
Restricted cash	30,288	22,260
Accounts receivable, net of allowance for doubtful accounts of $44,875 and $47,162 as of September 30, 2019 and June 30, 2019, respectively	245,696	282,594
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts of $7,807 and $6,981 as of September 30, 2019 and June 30, 2019, respectively	192,201	197,955
Accounts receivable retention	11,660	5,468
Other receivables, net of allowance for doubtful accounts of $4,840 and $4,879 as of September 30, 2019 and June 30, 2019, respectively	25,274	27,109
Advances to suppliers	22,825	12,901
Amounts due from related parties	29,832	36,295
Inventories	46,319	42,983
Prepaid expenses	391	644
Income tax recoverable	1,832	3,621
Total current assets	1,082,450	1,109,478

Non-current assets
Restricted cash	3,485	3,618
Non-current costs and estimated earnings in excess of billings	4,828	-
Accounts receivable retention	7,785	6,390
Prepaid expenses	8	2
Property, plant and equipment, net	72,718	76,006
Prepaid land leases	15,977	16,599
Intangible assets, net	1,258	1,383
Investments in equity investees	37,319	40,386
Investments securities	4,600	4,776
Goodwill	36,298	37,054
Deferred tax assets	9,313	13,725
Non-current right-of-use assets	5,262	-
Total non-current assets	198,851	199,939
Total assets	1,281,301	1,309,417

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Derivative financial liability	-	758
Short-term bank loans	1,585	1,909
Current portion of long-term loans	307	20,310
Dividends payable	12,672	-
Accounts payable	109,519	110,384
Construction cost payable	86	94
Deferred revenue	135,519	141,385
Accrued payroll and related expenses	15,577	14,512
Income tax payable	2,669	2,541
Warranty liabilities	8,212	8,039
Other tax payables	1245	665
Accrued liabilities	28,139	35,507
Amounts due to related parties	3,714	5,395
Total current liabilities	319,244	341,499

Non-current liabilities
Accrued liabilities	5,084	3,530
Long-term loans	890	978
Non-current accounts payable	4,473	-
Deferred tax liabilities	13,251	12,173
Warranty liabilities	3,245	4,077
Non-current lease liability	5,072	-
Total non-current liabilities	32,015	20,758
Total liabilities	351,259	362,257

Commitments and contingencies	-	-

Stockholders’ equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 60,342,099 shares issued and outstanding as of September 30, 2019 and June 30, 2019	60	60
Additional paid-in capital	223,660	223,634
Statutory reserves	48,698	48,698
Retained earnings	725,521	708,515
Accumulated other comprehensive income	(69,645)	(35,521)
Total Hollysys Automation Technologies Ltd. stockholder’s equity	928,294	945,386
Non-controlling interests	1,748	1,774
Total equity	930,042	947,160

Total liabilities and equity	$1,281,301	$1,309,417

Hollysys Automation Technologies Ltd November 14, 2019	Page 12

HOLLYSYS AUTOMATION TECHNOLOGIES LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In USD thousands)

Three months ended
Sep 30, 2019
(Unaudited)
Cash flows from operating activities:
Net income	$29,707
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,417
Amortization of prepaid land leases	99
Amortization of intangible assets	75
Allowance for doubtful accounts	716
loss on disposal of long-lived assets	7
Share of net gain from equity investees	(1,541)
Share-based compensation expenses	26
Deferred income tax expenses	5,312
Accretion of convertible bond	57
Gains on disposal of investments in equity investees	(5,763)
Changes in operating assets and liabilities:
Accounts receivable	17,090
Costs and estimated earnings in excess of billings	(6,081)
Inventories	(4,993)
Advances to suppliers	(10,567)
Other receivables	1,004
Deposits and other assets	239
Due from related parties	5,223
Accounts payable	7,147
Deferred revenue	3,679
Accruals and other payables	(5,720)
Due to related parties	(1,682)
Income tax payable	1,893
Other tax payables	614
Net cash provided by operating activities	38,958

Cash flows from investing activities:
Time deposits placed with banks	(27,842)
Purchases of property, plant and equipment	(491)
Proceeds from disposal of property, plant and equipment	58
Maturity of time deposits	31,879
Proceeds received for the disposal of an equity investment	4,458
Net cash provided by investing activities	8,062

Cash flows from financing activities:
Proceeds from short-term bank loans	1,343
Repayments of short-term bank loans	(1,632)
Proceeds from long-term bank loans	41
Repayments of long-term bank loans	(103)
Repayments of bonds payable	(19,995)
Net cash used in financing activities	(20,346)

Effect of foreign exchange rate changes	(11,356)
Net decrease increase in cash, cash equivalents and restricted cash	$15,318

Cash, cash equivalents and restricted cash, beginning of period	$358,387
Cash, cash equivalents and restricted cash, end of period	373,705

Hollysys Automation Technologies Ltd November 14, 2019	Page 13

Non-GAAP Measures

In evaluating our results, the non-GAAP measures of “Non-GAAP cost of integrated contracts”, “Non-GAAP general and administrative expenses”, “Non-GAAP net income attributable to Hollysys Automation Technologies Ltd. stockholders”, “Non-GAAP basic earnings per share”, and “Non-GAAP diluted earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures are useful to investors, as they exclude the non-cash share-based compensation expenses, which is calculated based on the number of shares or options granted and the fair value as of the grant date, amortization of acquired intangible assets, and fair value adjustments of a bifurcated derivative. They will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects. In addition, given the business nature of the Company, it has been a common practice for investors to use such non-GAAP measures to evaluate the Company.

The following table provides a reconciliation of the non-GAAP measures with the most directly comparable U.S. GAAP measures for the periods indicated:

	Three months ended
	Sep 30,
	2019	2018
	(Unaudited)	(Unaudited)

Cost of integrated contracts	$70,500	$80,748
Less: Amortization of acquired intangible assets	75	80
Non-GAAP cost of integrated contracts	$70,425	$80,668

General and administrative expenses	$10,618	$8,654
Less: Share-based compensation expenses	26	84
Non-GAAP general and administrative expenses	$10,592	$8,570

Net income attributable to Hollysys Automation Technologies Ltd.	$29,681	$27,901
Add:
Share-based compensation expenses	26	84
Amortization of acquired intangible assets	75	80
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$29,782	$28,065

Weighted average number of basic ordinary shares	60,470,611	60,448,111
Weighted average number of diluted ordinary shares	60,483,884	61,263,566
Non-GAAP basic earnings per share	$0.49	$0.46
Non-GAAP diluted earnings per share	$0.49	$0.46